UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Cypress Semiconductor Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-10079	94-2885898
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
198 Champion Court
San Jose, California 95134
(Address of principal executive offices and zip code)
Thad Trent, (408) 943-2600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which the form is being filed and provide the period to which the information in this form applies:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report.

Cypress Semiconductor Corporation (including its consolidated subsidiaries, the "Company") is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2017 to December 31, 2017.

Conflict Minerals Disclosure
The description of the Company's reasonable country of origin inquiry ("RCOI") and the results of the RCOI and due diligence on source and chain of custody are included in the Conflict Minerals Report attached as an exhibit to this Form SD. The Conflict Minerals Report is also available on the Company’s website at http://www.cypress.com/documentation/other-resources/cypress-semiconductor-conflict-mineral-policy.

Item 1.02 Exhibit.

A copy of the Company's Conflict Minerals Report is filed herewith as Exhibit 1.01.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits.

Exhibit 1.01 Conflict Minerals Report of the registrant as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CYPRESS SEMICONDUCTOR CORPORATION

Date: May 25, 2018	By: /s/ Thad Trent
Name:     Thad Trent

Title:	Executive Vice President, Finance and Administration
and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of the registrant as required by Items 1.01 and 1.02 of this Form.